Exhibit 99.1

Navigator Gas Announces Signing of Non-Binding Letter of Intent for Sale of Eight Gas Vessels and its Shareholding in Unigas Joint Venture

LONDON, April 15, 2026 – Navigator Holdings Ltd. (“Navigator Gas” or the “Company”) (NYSE: NVGS), the owner and operator of the world’s largest fleet of handysize liquefied gas carriers, today announces that yesterday, April 14, it signed a non-binding letter of intent with Bernhard Schulte (Singapore) Holdings Pte. Ltd. (“Bernhard Schulte”) and Sloman Neptun Schiffahrts-Aktiengesellschaft (“Sloman Neptun” and, together with Bernhard Schulte, the “Buyers”) for the sale by the Company to the Buyers of eight gas carriers (the “Vessels”) as well as the Company’s shareholding in the Unigas International B.V. joint venture (the “Unigas Pool”), which currently commercially manages the Vessels, for an aggregate purchase price of approximately $183 million (the “Proposed Transaction”).

The eight Vessels intended to be sold as part of the Proposed Transaction are summarised in the table below:

Vessel	Capacity (m3)	Year Built
Happy Pelican	6,800	2012
Happy Penguin	6,800	2013
Happy Condor	9,000	2008
Happy Osprey	12,000	2013
Happy Kestrel	12,000	2013
Happy Peregrine	12,000	2014
Happy Albatross	12,000	2015
Happy Avocet	12,000	2017

On completion of the Proposed Transaction, Navigator Gas will fully exit the Unigas Pool, which will continue to operate with the remaining existing partners, Sloman Neptun and Bernhard Schulte. The proceeds from the Proposed Transaction are expected to be used for general corporate purposes.

The Proposed Transaction is consistent with the Company’s ongoing focus on fleet optimization and disciplined capital allocation. The Vessels, with an average age of 13 years, represent non-core tonnage, and the Proposed Transaction will allow the Company to focus on its long-term fleet strategy which is centered on growing and consolidating handysize and midsize ethylene-capable vessels.

The Company expects the Proposed Transaction to be value accretive, with each of the Vessels anticipated to be sold at approximately net asset value (NAV), reflecting a disciplined approach to capital stewardship, whilst also further optimising the balance sheet, enhancing shareholder value, and supporting ongoing fleet renewal, including investment in newer and more efficient vessels in line with our strategy.

Mads Peter Zacho, Chief Executive Officer, commented:

“As our business continues to develop, it is important that our fleet composition and capital allocation remain tightly aligned with our long-term strategic direction. This step reflects a clear focus on simplifying our portfolio and concentrating on assets that best support our core activities, while maintaining the flexibility to continue refreshing the fleet and positioning Navigator Gas for sustainable long-term performance. We are grateful to our Unigas partners for the constructive and long-standing relationship we have shared over many years.”

The Proposed Transaction is subject to the execution of definitive vessel and share sale documentation, approval by the boards of directors of Navigator Gas, Bernhard Schulte and Sloman Neptun, any regulatory approvals and other customary closing conditions. The parties anticipate closing the Proposed Transaction by the fourth quarter of 2026.

About Navigator Gas

Navigator Holdings Ltd. (described herein as “Navigator Gas” or the “Company”) is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation services of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. Navigator Gas’ fleet consists of 55 semi- or fully-refrigerated liquefied gas carriers, 24 of which are ethylene and ethane capable. Following completion of the Proposed Transaction, the fleet will consist of 47 semi- or fully-refrigerated liquefied gas carriers, 16 of which are ethylene and ethane-capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with its sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow.

Navigator Gas’ common stock trades on the New York Stock Exchange under the symbol “NVGS”.

For media enquiries or further information, please contact:

Navigator Gas Investor Relations

Email: investorrelations@navigatorgas.com

Randy Giveans

EVP - Investor Relations & Business Development

Email: randy.giveans@navigatorgas.com

1200 Smith Street, Suite 1000, Houston, Texas, U.S.A. 77002

Tel: +1-713-373-6197

Alexander Walster

Media Contact

Email: communications@navigatorgas.com

Verde, 10 Bressenden Place, London, SW1E 5DH, UK

Tel: +44 (0)7857 796 052, +44 (0)20 7045 4114

Investor Relations / Media Advisors

Nicolas Bornozis / Paul Lampoutis

Capital Link – New York

Tel: +1-212-661-7566

Email: navigatorgas@capitallink.com

About Schulte Group

The Schulte Group is a leading, family-owned maritime solutions provider with over 140 years of experience in the industry. Its business activities include ship owning, ship management, maritime software development, newbuilding supervision and other maritime services. The Schulte Group employs 40000 crew members and over 5000 people on shore. It owns or co-owns a modern and diversified fleet of over 75 vessels, manages 670 ships and has a global network of over 30 offices in major shipping locations. The Schulte Group and its shareholders strive to maintain financial stability and independence. Ensuring safety at sea, keeping commitments and maintaining good and fair relationships with business partners are of fundamental importance to the Schulte Group.

For further information please visit www.schultegroup.com

About Sloman Neptun

In shipping since 1873, Sloman Neptun Schiffahrts-Aktiengesellschaft owns and operates a diversified fleet of gas tankers, oil/chemical tankers and dry cargo vessels. As traditionally wholistic ship owning company all relevant management tasks such as technical, human resources, QHSE and commercial management are being performed by in-house departments. In addition to ship owning, Sloman Neptun, through affiliated companies, is engaged in various other shipping related fields. The company is co-founder and shareholder of the Unigas Pool.

For further information please visit www.sloman-neptun.com

Forward looking statements

This press release contains certain “forward-looking” statements (as defined by the U.S. Securities and Exchange Commission) concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including statements regarding the anticipated timing, benefits and results of the Proposed Transaction. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “will,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology.

There can be no assurance that definitive vessel and share purchase agreements relating to the Proposed Transaction will be executed or that the Proposed Transaction will be completed on the terms anticipated or at all.

These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include but are not limited to those set forth in the periodic reports Navigator files with the U.S. Securities and Exchange Commission.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise, excepted as required by law. We make no prediction or statement about the performance of our common stock.

Category: General